COMPASS GROUP DIVERSIFIED HOLDINGS LLC
301 Riverside Avenue
Second Floor
Westport, Connecticut 06880
(203) 221-1703

August 19, 2019
VIA EDGAR

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549-3561

Re:	Compass Diversified Holdings
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed: February 27, 2019
File No: 1-34927
Compass Group Diversified Holdings LLC
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed: February 27, 2019
File No: 1-34926

Dear Mr. O’Brien,

On behalf of Compass Diversified Holdings (“Holdings”) and Compass Group Diversified Holdings LLC (the “Company”), set forth below is our response to the comment provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 15, 2019 relating to the above-captioned Form 10-K for the Fiscal Year Ended December 31, 2018 filed with the Commission on February 27, 2019 (the “Form 10-K”). For your convenience, we have set forth the Staff’s comments in bold, italic typeface followed by our response. References to “we,” “us,” “our” and “Registrant” refer to Holdings and the Company collectively. All other terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K. All responses are those of Holdings and the Company only.

Form 10-K for the Fiscal Year Ended December 31, 2018

General

1.
We note that you incorrectly tagged total net deferred tax liability with “us-gaap_DeferredTaxAssetsLiabilitiesNet” on the balance sheet as of December 31, 2018. Please use the appropriate tag in the U.S. GAAP taxonomy in future filings.

We confirm that we will comply with the Staff’s comment in future filings by revising our tagged total net deferred tax liability to use the appropriate tag in the U.S. GAAP taxonomy.

We hope that you will find our response to the comment of the Commission’s Staff satisfactory. If further information regarding any aspect of this response letter is required, please contact Ryan J. Faulkingham at (203) 221-1703 or Toby D. Merchant at (513) 361-1200.

Sincerely,

/s/ Ryan J. Faulkingham
Ryan J. Faulkingham
Chief Financial Officer

cc:	Ms. Kerri Tiernan, Compass Group Diversified Holdings LLC
Mr. Toby D. Merchant, Squire Patton Boggs (US) LLP

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